EXHIBIT 15.1

True Leaf Reports Second Consecutive Quarter of Record Sales

Q2 growth increased 25 per cent year over year, contributing to the Company’s best quarter ever

VERNON, British Columbia, Nov. 29, 2018 (GLOBE NEWSWIRE) -- True Leaf Medicine International Ltd. (“True Leaf” or the “Company”) (CSE: MJ) (OTCQB: TRLFF) (FSE: TLA), a plant-forward wellness brand for pets and their owners, has announced its best sales quarter ever for the three-months ended September 30, 2018.

The revenues were generated from global sales of the Company’s legal hemp-based True Leaf Pet products. Sales of the products totaled $572,071 (CAD), making it the Company’s second record-setting quarter in a row.

True Leaf also announced that for the first time, it has achieved sales of more than $1,000,000 over two quarters. Revenue for the six-months ended September 30, 2018 was $1,063,405 – the Company’s highest six-month revenue to date and an increase of 42 per cent from the comparable period in the prior year, which had revenue of $747,846.

The Company’s European operations contributed $177,734 of total revenue for this six-month period, an increase of 86 per cent over $95,727 for the same period in the prior year.

Revenue growth was primarily fueled by the Company’s investment in its international sales team which has expanded the commercial reach of its True Leaf Pet division into new markets. The Company’s True Hemp™ product line is now sold in more than 2,800 stores worldwide, including Pets Supplies Plus (USA), PetSmart Canada, and Pets Corner UK.

“Our growing revenues and the continued success of the True Hemp™ product line is evidence that pet owners want access to safe, effective, and legally-compliant therapeutic cannabis products for their pets,” said Darcy Bomford, Founder and Chief Executive Officer of True Leaf. “We are committed to being the cannabis-for-pets leader in the global pet care industry – a sector expected to grow to $202.6 billion (USD) by 2025 – by continuing to enter new markets and expanding our product line.”

True Leaf pioneered hemp-based pet supplements that provide calming support, promote hip and joint health, and help immune and heart function. The Company’s True Hemp™ line of functional treats, supplement oils, and chew sticks for dogs and cats are also available online on  Amazon and True Leaf websites in the United States at www.trueleafpet.com, and Canada at www.trueleafpet.ca. Pet owners in the United Kingdom, France, and Germany can shop True Leaf’s newly launched direct-to-consumer online store at www.trueleafpet.eu.

Q2 2019 Financial Highlights
For the three-month period ended September 30, 2018

  True Leaf Pet sales totaled a record $572,071 (CAD) in the quarter, an increase of 25 per cent over the $458,729 recorded for the same period last year.

  This is the second consecutive record sales quarter for the Company: Earlier this year, True Leaf reported its best quarter ever for the three-months ended June 30, 2018. Sales of True Leaf Pet products totaled $491,334 (CAD) in the quarter, an increase of 70 per cent over the $289,117 recorded for the same period last year.

  Sylvain Toutant, a retailing expert and former Chief Executive Officer of DAVIDsTEA, was appointed to the Company’s Board of Directors.

  The Company announced construction of True Leaf Campus, its cannabis cultivation and production facility in Lumby, British Columbia, remains on schedule for late Fall 2018 completion.

  Pioneer cannabis-for-pets veterinarian, Dr. Katherine Kramer, joined True Leaf as Founding Chair of its Veterinary Advisory Board.

  Kerry Biggs, CPA, MBA, a former lululemon executive, was appointed Chief Financial Officer of True Leaf.

Recent Developments
Highlights subsequent to Q2 2019

  True Leaf announced it has expanded its global retail presence. Now in 2,800 stores worldwide, True Leaf is also reaching more customers online with the launch of direct-to-consumer stores in the United Kingdom, France, and Germany.

  True Leaf Pet launched its first hemp-based product line specially formulated for cats to the European market.

For further information, please refer to the Company's Management's Discussion and Analysis for the three-month period ended September 30, 2018, published on the Company's website at ir.trueleaf.com.

About True Leaf

True Leaf is a plant-forward wellness brand for pets and their owners. Founded in 2013, True Leaf has two main operating divisions: True Leaf Medicine Inc. and True Leaf Pet Inc.

True Leaf Medicine Inc. is in the final stages of approval to become a licensed producer of federally-approved medicinal cannabis for the Canadian market. The license is subject to a Health Canada inspection to allow for the production, manufacture, and distribution of cannabis products upon the completion of the Company’s cannabis cultivation facility being built in Lumby, British Columbia. The facility is expected to be completed in late Fall 2018.

Established in 2015, True Leaf Pet Inc. is one of the first companies to market hemp-based products for pets worldwide. The Company is initially marketing a line of hemp-seed based supplements for pets. True Hemp™ chews, dental sticks, and supplement oils are sold in more than 2,800 stores across North America and Europe.

www.trueleaf.com

Media Contact:

Paul Sullivan
Director, Public Relations
Paul@trueleaf.com
O: 604-685-4742
M: 604-603-7358

Investor Contact:

Kevin Bottomley (Canada)
Director and Corporate Relations
Kevin@trueleaf.com
M: 778-389-9933

Joe Green (US)
Edison Advisors
jgreen@edisongroup.com
O: 646-653-7030

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Forward-Looking Statements

This news release contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995 and True Leaf hereby claims such safe harbour protection for all forward-looking statements. True Leaf believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions; however, True Leaf’s actual results and performance and the value of its securities could differ materially from those set forth in the forward-looking statements due to the impact of many factors summarized in the "Risk Factors" section of True Leaf’s Offering Circular Form 1-A filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and other discussions of risk factors contained in True Leaf’s periodic filings or supplements to the offering circular. True Leaf's Offering Circular Form 1-A can be found at www.trueleaf.com/pages/investor. Forward-looking statements speak only as of the date they are made. True Leaf undertakes no obligation to update or revise any such information for any reason after the date of this presentation unless required by law.